                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                           MILLER EXPLORATION COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   600533 20 2
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                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700

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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 28, 2003
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             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]


                         (Continued on following pages)

                                     Page 1

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  CUSIP NO.  600533 20 2        13D/A            Page 2

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 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Mr. Kelly E. Miller
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 2.   Check the Appropriate Box if a Member of a Group
                                                                    (a) [X]
                                                                    (b) [_]
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 3.   SEC Use Only

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 4.   Source of Funds*
      N\A
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 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                             [_]

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 6.   Citizenship or Place of Organization
      United States of America
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                      7.    Sole Voting Power
   NUMBER OF                227,823
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                  8,433
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  227,823
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,433
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      236,256
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      Excludes Certain Shares                                           [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      11.9%
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14.   Type of Reporting Person*
      IN
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                                     Page 2

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  CUSIP NO.  600533 20 2                 13D/A                           Page 3

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Miller and Miller, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                    (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
      N\A
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Michigan
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                      7.    Sole Voting Power
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                  8,403
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,403
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,403
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      Excludes Certain Shares                                           [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      0.4%
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14.   Type of Reporting Person*
      CO
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                                     Page 3



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     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998, as amended by Amendment No. 1 filed with the SEC on or about March 26, 1999, as further amended by Amendment No. 2 filed with the SEC on or about August 23, 2000, as further amended by Amendment No. 3 filed with the SEC on or about July 3, 2002, as further amended by Amendment No. 4 filed with the SEC on or about December 13, 2002 (collectively, the "Schedule 13D"), with respect to the Common Stock, $.01 par value, of Miller Exploration Company, a Delaware corporation (the "Company"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Schedule 13D.

Item 4. Purpose of Transaction

     Second paragraph of Item 4 of the Schedule 13D is hereby amended to read as follows:

     Except for entering into that certain Stockholder Agreement dated May 28, 2003, by and among Edge Petroleum, a Delaware corporation ("Edge Petroleum"), and the persons set forth on Exhibit A thereto, in connection with the proposed merger of the Company with Edge Delaware Sub Inc., a Delaware corporation and a wholly owned subsidiary of Edge Petroleum, the Reporting Persons do not have any plans which relate to or would result in:

          a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuers or any of its subsidiaries;

          c) A sale of transfer of a material amount of assets of the issuer of any of its subsidiaries;

          d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          e) Any material change in the present capitalization or dividend policy of the issuer;

          f) Any other material change in the issuer's business or corporate structure;

          g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

          i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j)   Any action similar to any of those enumerated above.


                                     Page 4


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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended to include the following:

     Stockholder Agreement dated as of May 28, 2003 by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended to include the following:

10.3* Stockholder Agreement dated as of May 28, 2003, by and among Edge
      Petroleum and the persons set forth on Exhibit A thereto.




___________________
* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2003                                        By: /s/ Kelly E. Miller
-------------------------------------------             -------------------
                  Date                                  Name:  Kelly E. Miller



                                                    MILLER AND MILLER, INC.

June 9, 2003                                        By: /s/ Kelly E. Miller
-------------------------------------------             -------------------
                  Date                                  Name:  Kelly E. Miller
                                                        Title:  President

                                     Page 6



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                                  EXHIBIT INDEX

10.4* Stockholder Agreement dated as of May 28, 2003, by and among Edge
      Petroleum and the persons set forth on Exhibit A thereto.




___________________
* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).


                                     Page 7